December 6, 2017

Kunwar Shailubhai
Chief Executive Officer
Tiziana Life Sciences plc
3rd Floor, 11-12 St James's Square
London SW1 4LB, United Kingdom

       Re: Tiziana Life Sciences plc
           Draft Registration Statement on Form 20-F
           Filed November 30, 2017
           File No. 377-01809

Dear Mr. Shailubhai:

        Our preliminary review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. For instance, we note the audit report is not dated. Further, you indicate in Note 2 on page F-7 that your financial statements have been prepared in accordance with IFRS as adopted by the European Union,
IFRIC interpretations and the Companies Act of 2006. Your auditors indicate in their report on page F-2 that your financial statements are presented fairly, in all material respects, in conformity with U.S. generally accepted accounting principles (US GAAP). In order to provide financial statements without reconciliation to US GAAP, please revise your filing to provide financial statements and an audit report that consistently refer to IFRS as issued by the IASB as stipulated in Item 17(c) of Form 20-F. Finally, we note that while the Balance Sheet dated June
30, 2017 on page F-3 indicates the line items are written in the thousands, the cash and cash equivalent line item is not. Accordingly, we will not perform a detailed examination of the draft registration statement and we will not issue comments.

      You may submit a substantive amendment to correct the deficiencies. Please contact
Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any questions.

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance

cc: Ed Lukins, Esq.